Exhibit 99.2

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

A Public Company

MINUTES OF THE 40th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

TIME, PLACE AND TIME: December 18, 2007 at 8:00 a.m. at Av. Escola Politécnica, 760 in the city and state of São Paulo. QUORUM: All the Board Members. PRESIDING MEMBERS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Ratification of the Number of Shares Subscribed and Paid Up: The Board ratified the increase in the Company’s capital stock in the amount of R$ 900,000,000.00 (nine hundred million reais) from R$ 1,600,000.00 (one billion, six hundred million reais) to R$ 2,500,000,000.00 (two billion, five hundred million reais) following the subscription of, and payment for, 20,000,000 (twenty million) common, book entry shares with no par value issued by the Company (“Common Shares”), representing 100% (one hundred percent) of the total Common Shares issued by the Company in the increase of authorized capital stock, as approved in the Meeting of the Board of Directors held on December 2 2007 and pursuant to Article 5, Paragraph 1 of the Company’s Bylaws, upon a public primary distribution of Common Shares in a non-organized over-the-counter market in Brazil, with the exclusion of the preemptive rights of the current shareholders of the Company in the subscription of Common Shares, pursuant to Article 172, Subsection I of Law 6,404 of December 15, 1976, as amended. As a result, Article 5 (caption sentence) of the Company’s Bylaws shall come into effect with the following wording ad-referendum of the next General Shareholders’ Meeting: “Article 5 – The Capital Stock subscribed and paid up is R$ 2,500,000,000.00 (two billion, five hundred million reais), divided in 185,957,152 (one hundred and eighty-five million, nine hundred and fifty-seven thousand, one hundred and fifty-two) no-par value common shares in book-entry form”.  CONCLUSION: These minutes, having been drafted, read and approved, were signed by the meeting’s participants. Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I hereby certify that these minutes are an exact copy of the original minutes drafted to Book 2, page 30 of the Minutes of Ordinary and Extraordinary Meetings of the Company’s Board of Directors).